CUSIP No. 784933103	Page 1 of 5 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 6)*

Under the Securities Exchange Act of 1934

SPAR Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

784933103
(CUSIP Number)

William H. Bartels
333 Westchester Avenue, South Building, Suite 203
White Plains, NY 10604
(914) 332-4100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 2, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784933103	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON William H. Bartels, individually
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3 to the Original Schedule 13D)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,731,565
	8	SHARED VOTING POWER 557,128
	9	SOLE DISPOSITIVE POWER 4,731,565
	10	SHARED DISPOSITIVE POWER 557,128
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,465,611*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.2%*
14	TYPE OF REPORTING PERSON IN

*	Includes 3,047,293 shares of Common Stock of the Company beneficially owned by Mr. Brown and 1,109,625 shares of Common Stock of the Company held in the SP/R, Inc. Defined Benefit Pension Trust (the “Trust”) maintained for the benefit of the SP/R, Inc. Defined Benefit Pension Plan (the “Plan”), the participants of which are current and former employees of SP/R, Inc. Mr. Brown is a former employee of SP/R, Inc. and is a participant in the Plan. Mr. Brown is not a trustee of the Trust and disclaims beneficial ownership of the shares of Common Stock held in the Trust. This amount also includes 2,000,000 shares of Common Stock of the Company held by Innovative Global Technologies, LLC (the “LLC”), of which Mr. Brown is the sole member and manager. The Reporting Person may act in concert with Mr. Brown, the Trust and the LLC with respect to certain matters, which are discussed in Item 4 of this Schedule 13D/A. As a result, the Reporting Person, Mr. Brown, the Trust and the LLC may be deemed to comprise a “group” within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder. The group may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) all of the shares of Common Stock of the Company beneficially owned by the Reporting Person, Mr. Brown, the Trust and the LLC. However, the Reporting Person expressly disclaims beneficial ownership of, and has neither sole nor shared voting nor dispositive power over, the 6,156,918 shares beneficially owned by Mr. Brown, the Trust and the LLC. Mr. Brown, the Trust and the LLC have filed a separate Schedule 13D/A with respect to their interests.

CUSIP No. 784933103	Page 3 of 5 Pages

SCHEDULE 13D/A

Item 1.	Security and Issuer

This Amendment No. 6 to Schedule 13D (this “Amendment”) amends and supplements the information set forth in the Schedule 13D originally filed by the Reporting Person with the Securities and Exchange Commission (“SEC”) on July 19, 1999 (the “Original Schedule 13D”) relating to the common stock, $0.01 par value per share (the “Common Stock”), of SPAR Group, Inc., a Delaware corporation (the “Company” or “SGRP”), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on June 1, 2018 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed with the SEC on August 6, 2018 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D filed with the SEC on September 19, 2018 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D filed with the SEC on January 25, 2019 (“Amendment No. 4”) and Amendment No. 5 to the Original Schedule 13D filed with the SEC on October 18, 2019 (“Amendment No. 5”). The Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, is hereinafter referred to as the “Schedule 13D.” The address of the principal executive offices of the Company is 333 Westchester Avenue, South Building, Suite 204, White Plains, New York 10604. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

As of the date of this Amendment, the Reporting Person may be deemed to beneficially own, in the aggregate, 11,465,611 shares of the Common Stock of the Company, which represents approximately 54.2% of the outstanding Common Stock of the Company. The percentages in this Amendment are calculated based upon 21,102,335 outstanding shares of Common Stock as of December 24, 2020, as reported in the Company’s Preliminary Proxy Statement filed with the SEC on January 31, 2020.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Person, alone or in conjunction with other stockholders, has determined from time to time, to engage with the Company’s Board of Directors (the “Board”) and to take actions in his capacity as a significant stockholder to strengthen the Company’s corporate governance. Under the Company’s Amended and Restated By-Laws (the “By-Laws”), stockholders have the right to call special meetings of stockholders, to take action by written consent in lieu of a meeting and to propose business to be presented for a vote at the annual meeting of stockholders. SEC rules also permit stockholders to include proposals in a registrant’s annual meeting proxy statement when certain requirements enumerated in such rules are met. Previous actions taken by the Reporting Person and Mr. Brown and are described in Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, and previous actions taken by the Reporting Person, Mr. Brown and the Trust are described in Amendment No. 5.

On March 2, 2020, the Reporting Person, Mr. Brown, the Trust and the LLC (collectively, the “Stockholders”) delivered an action by written consent of stockholders, executed on February 28, 2020, pursuant to which the Stockholders resolved (i) to increase the size of the Board by one if, at the time the written consent becomes effective, there is no vacancy on the Board, and (ii) to elect and appoint Mr. Brown as a director of the Company (the “March Consent”).

CUSIP No. 784933103	Page 4 of 5 Pages

The foregoing summary of the March Consent is qualified in its entirety by the full text thereof, which is filed as Exhibit 10 to this Amendment and incorporated herein by reference.

Except as otherwise set forth in this Item 4, the Reporting Person (alone or in conjunction with other stockholders of the Company) currently has no plan or proposal which relates to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D; provided, such plans or proposals may have been considered, and may from time to time hereafter be considered. The Reporting Person may also acquire or dispose of Company securities in the ordinary course.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(c)	No transactions in the Common Stock of the Company have been effected by the Reporting Person, Mr. Brown, the Trust or the LLC in the past 60 days.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 10	Written Consent of Stockholders of SPAR Group, Inc. delivered on March 2, 2020.

CUSIP No. 784933103	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned, William H. Bartels, hereby certifies that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated: March 9, 2020

/s/ William H. Bartels
William H. Bartels